Orion Office REIT Inc. 2398 E. Camelback Road, Suite 1060, Phoenix, AZ 85016 New York Stock Exchange Symbol “ONL” August 8, 2024 VIA ELECTRONIC TRANSMISSION (EDGAR) Peter McPhun Accountant U. S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Re: Orion Office REIT Inc. Form 10-K for the year ended December 31, 2023 Filed February 27, 2024 File No. 001-40873 Dear Mr. McPhun: I am in receipt of the Division of Corporation Finance’s (“your” or the “Staff”) comment letter dated August 1, 2024 with respect to Orion Office REIT Inc.’s (“we” or “Orion”) Form 10-K for the year ended December 31, 2023 (File No. 001-40873), submitted to the U.S. Securities and Exchange Commission on February 27, 2024 (the “10-K”). Set forth below is Orion’s response to your comment. For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold text. All references to page numbers and captions correspond to the 10-K unless otherwise specified. Form 10-K for the year ended December 31, 2023 Item 2. Properties, page 25 We acknowledge your response to prior comment 1. Please tell us, and in future filings, please disclose, whether the Class B and Class C properties are concentrated either geographically or by building type (e.g., traditional office). Response: As you are aware, Orion already discloses geographic and building type concentrations in total for all of its operating properties. See the Company’s Supplemental Information Package for the quarter ended June 30, 2024 which was furnished on the Company’s Form 8-K dated August 8, 2024. As of June 30, 2024, there were the following ten percent (10%) or greater geographic and building type concentrations amongst our class B and class C properties collectively as measured by square footage:

2  Geographic: Texas (17.7%)  Property Type: Traditional Office (67.3%); Flex/Industrial (20.7%); and Governmental Office (10.0%) In response to your comment, we have revised the relevant disclosure in the Management’s Discussion and Analysis of Results of Operations and Financial Condition section in Orion’s Form 10-Q for the quarter ended June 30, 2024, and will continue to do so in future Form 10-Q and Form 10-K filings. To facilitate the Staff’s review, our new disclosures have been underlined. “Our leasing and asset disposition activity since the completion of our distribution from Realty Income continues to be adversely impacted by a variety of market and property specific conditions. Since the onset of the COVID-19 pandemic, the office leasing market has experienced significantly reduced demand for space and changes in space usage as tenants seek to attract employees back to the office, in newer, renovated buildings with more amenities. As of June 30, 2024, 64.1%, 30.9% and 5.0% of our office buildings by square feet were classified as class A, class B and class C, respectively, as determined by the most recent appraisals of the properties. As of June 30, 2024, our class B and class C properties collectively included the following 10% or greater geographic concentration as measured by square footage: Texas (17.7%); and the following 10% or greater property type concentrations as measured by square footage: Traditional Office (67.3%); Flex/Industrial (20.7%); and Governmental Office (10.0%). In the current office environment, class B and class C buildings generally have been experiencing reduced demand and lease or sell at discounts to class A buildings and our tenants and prospective new tenants across our portfolio sometimes compare the cost and the value of leasing space in our building to the value of newer space with more amenities asking higher rent in other buildings in the market. The class of buildings we own may be negatively impacting our leasing velocity and pushing our leasing costs higher, and has negatively impacted our sales price on non-core asset dispositions.” * * * * On behalf of Orion, I hereby acknowledge that:  Orion is responsible for the adequacy and accuracy of the disclosure in the filings;  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and  Orion may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please let me know if you have any questions. Sincerely, /s/ Gavin B. Brandon Gavin B. Brandon

3 cc: Jennifer Monick Kibum Park Dorrie Yale Paul McDowell Paul Hughes Kate Saltz, Hunton Andrews Kurth LLP